Form 51-102F3

Material Change Report

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

May 11, 2006

Item 3

News Release

The news release was issued on May 11, 2006 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“Nevsun”) is pleased to announce its results for the first quarter. Complete details of the March 31, 2006 interim financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

May 11, 2006

N E W S R E L E A S E

May 11, 2006

FIRST QUARTER FINANCIAL RESULTS

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“Nevsun”) is pleased to announce its results for the first quarter. A brief summary follows.

During January 2006 the Company took over the final build of the Tabakoto project in Mali and commenced commissioning in February. First gold pour was announced in early April. The anticipated rate of production is 100,000 ounces per year.

The Bisha feasibility study is scheduled for completion by AMEC during Q3 2006 and environmental work continues under the direction of AMEC.

Nevsun’s cash position at March 31, 2006 was approximately US$9.5 million. Subsequent to the quarter the Company announced a private placement of CDN$10 million which will also be added to the treasury for working capital purposes. The loss for the quarter was US$6 million as compared to US$3 million for Q1 2005; the increase as a result of implementing a new accounting standard related to mine stripping costs. This will be the last quarter of construction / commissioning prior to the transformation to a production company with cash flow from mining operations.

Complete details of the March 31, 2006 interim financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea and in the Company’s other operations; planned development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of operating costs, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value and internal rates of return; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-13.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com